United States securities and exchange commission logo





                              January 17, 2023

       Thomas P. Gallagher
       Chief Executive Officer
       Miami International Holdings, Inc.
       7 Roszel Road, Suite 1A
       Princeton, NJ 08540

                                                        Re: Miami International
Holdings, Inc.
                                                            Amendment No. 5 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
22, 2022
                                                            CIK No. 0001438472

       Dear Thomas P. Gallagher:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement submitted December 22, 2022

       General

   1.                                                   Please disclose any
significant crypto asset market developments material to
                                                        understanding or
assessing your business, financial condition and results of operations since your last
reporting period, including any material impact from the price volatility of crypto assets.
       Cover page

   2. Please disclose on the cover page and in Our Company on page 1 limitations on shareholder voting
rights, including the 40% limitation on share ownership.
 Thomas P. Gallagher
FirstName  LastNameThomas
                    Holdings,P.Inc.
                                 Gallagher
Miami International
Comapany
January 17,NameMiami
            2023       International Holdings, Inc.
January
Page 2 17, 2023 Page 2
FirstName LastName
Risk Factors, page 20

3. To the extent material, please discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.
4. Please describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.
5. Please describe any material risks you face related to the assertion of jurisdiction by U.S.
         and foreign regulators and other government entities over crypto assets and crypto asset markets.
6. To the extent material, please describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.
7. To the extent material, please describe any of the following risks from disruptions in the crypto asset markets:
             Risk from depreciation in your stock price.
             Risk of loss of customer demand for your products and services. Financing risk, including equity and debt financing.
             Risk of increased losses or impairments in your investments or other assets.
             Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
             Risks from price declines or price volatility of crypto assets. Business, page 125

8. To the extent material, please discuss whether any of the recent bankruptcies of companies in the crypto asset markets and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers and counterparties, either directly or indirectly.
9. To the extent material to an understanding of your business, please describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:
             Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
             Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
             Have the crypto assets of their customers unaccounted for.
             Have experienced material corporate compliance failures.
 Thomas P. Gallagher
FirstName  LastNameThomas
                    Holdings,P.Inc.
                                 Gallagher
Miami International
Comapany
January 17,NameMiami
            2023       International Holdings, Inc.
January
Page 3 17, 2023 Page 3
FirstName LastName
U.S. Futures, page 128

10. We note your response to comments 3 and 4, as well as disclosure updates on pages 130-
         131. You state that Dorman earns commission fees related to crypto products.
         Disclosures such as those on pages 30, 126, and 130 say that Dorman provides execution and clearing services to customers. However, disclosures on page 130 say that physically settled crypto asset-related products offered to Dorman clients are cleared and settled directly by Bakkt at the Bakkt warehouse. In addition, your response to comment 4 and disclosures on page 131 say that you do not transact in or execute crypto asset transactions. Please address the items below.
             Clarify your disclosures to explain what you mean when you say that cash and physically settled crypto-asset related futures products are
offered    to Dorman
              customers, including what roles and responsibilities Dorman has related to such products.
             Specify for us, and revise your disclosures to indicate, who executes Dorman
              customers    crypto asset-related transactions and what role, if
any, Dorman plays in
              this activity.
             Tell us, and revise your disclosures to identify, the specific service or services provided by Dorman that generate commission fees for crypto related products.
             Also provide us with an accounting analysis detailing your consideration of revenue recognition accounting guidance for revenues related to crypto products, including but not limited to your determination of your customers as defined by ASC
              606, identification of your performance obligations, and consideration of timing of your recognition of related revenue.
11. We note your response to comment 4 and related disclosure update on page 131, including
         that Dorman   s business does not involve custody of crypto assets and
that delivery of
         physical crypto assets are made directly to Dorman Trading clients. Please revise your disclosures to further clarify this process, such as by indicating where accounts receiving the crypto assets would be held, and any relationship Dorman has, if any, to such accounts.
12. We note the response to comment 5. We also note the disclosure, in the risk factor on
         page 40, that Dorman Trading   s activities include the safeguarding
of client assets. Please
         address how this disclosure is consistent with the response to comment 5 and/or indicate the nature of the client assets for which the activity of safeguarding assets is provided.
13. We note your disclosures on page 130 regarding margin related to Dorman Trading's business. Please revise your disclosures, here or elsewhere as appropriate, to address how you monitor and manage risks of Dorman's involvement in crypto-based products, similar to the level of disclosure you provide for MGEX on pages 153-154 (e.g., discussion of any stress testing and scenarios, margin methodology detail, considerations of customer or
         Bakkt default, bankruptcy, or similar financial exposures, etc.).
14. We note your disclosure on page 130 that Dorman's business involves establishing and
 Thomas P. Gallagher
FirstName  LastNameThomas
                    Holdings,P.Inc.
                                 Gallagher
Miami International
Comapany
January 17,NameMiami
            2023       International Holdings, Inc.
January
Page 4 17, 2023 Page 4
FirstName LastName
         carrying open positions for clients on regulated futures exchanges and that Dorman must post and maintain margin or credit support. For the periods presented, please quantify for us:
             the level of open crypto-related positions for clients established and carried by
             Dorman;
             volume, maximum volume, and trending for financially and, separately, physically settled crypto asset-related product transactions related to Dorman;
             the amount of your financial exposure associated with crypto-related transactions associated with Dorman; and
             any losses incurred by you as a result of crypto-related transactions related to
             Dorman.
Our Growth Strategy
Further monetizing and enhancing our data and analytics capabilities, page 137

15. Please briefly describe the terms of publishing MIAX Pearl Equities market data on the
         Pyth Network, including how BSX earns PYTH tokens for the data it provides.
         Also describe the characteristics of the PYTH tokens, and BSX's plans and policies relating to PYTH tokens, including whether BSX stakes the tokens on the
         PYTH Network. Address any risks attendant to the publication of data on the Pyth
         Network, the characteristics of the PYTH tokens, BSX's policies related to the use of the
         PYTH tokens and the custody arrangements for the PYTH tokens. In addition, disclose where BSX stores its PYTH tokens, and, to the extent that BSX uses a third-party custodian for the tokens, describe BSX's custody procedures and arrangements by identifying its third-party custodians and the material terms of the agreements, including:
             What portion of the tokens are held in hot wallets and cold wallets.
             The geographic location where the tokens are held in cold wallets. Whether any auditors or other persons are responsible for verifying the existence for
              the tokens held by third-party custodians.
             Whether any insurance providers have inspection rights associated with the digital assets held in storage.
             A description of the custodian's insurance and the degree to which such policies provide coverage for the loss of BSX's PYTH tokens.
16. We note your response to comment 4 and disclosure on pages 9 and 137 that the value of tokens held by BSX was immaterial as of September 30, 2022. Please:
             quantify for us the number and value of the tokens held by BSX; clarify for us whether all of these are PYTH tokens and, if not, specify what other
             tokens are held; and
             explain to us how you valued these tokens.
CFTC Regulation - MGEX, page 153

17. We note your disclosure on page 154 of total monthly volume of contracts traded on
         Bitnomial Exchange. Please revise your disclosures to additionally quantify dollar
 Thomas P. Gallagher
Miami International Holdings, Inc.
January 17, 2023
Page 5
         volumes associated with these contracts and the amount of your financial exposure associated with them.
Miami International Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 4. Revenue Recognition
Transaction and clearing fees, page F-14

18. We note you account for rebates paid for certain customer transactions as consideration payable to a customer and you record them separately as transaction rebates, which are classified within cost of revenue in the consolidated statement of operations. Please provide us with an accounting analysis explaining what consideration you have given to
         ASC 606-10-32-25 and supporting your conclusions and accounting treatment of these rebates.
Dorman Trading, LLC
Notes to Financial Statements
Summary of Significant Accounting Policies, page F-80

19. Please revise to provide an accounting policy which defines and addresses payables to
         "customers" and "noncustomers" and indicate if these amounts relate to any transaction rebate activity. In addition, clarify for us where any related expense is reflected in the income statement.
Revenue Recognition, page F-80

20.      Please revise to disclose the components of    other client revenue
as well as the
         associated accounting for each of the components for the periods presented. Refer to ASC
         606-10-50.
        You may contact Cara Lubit at 202-551-5909 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting Legal Branch
Chief, at 202-551-3217 with any other questions.



FirstName LastNameThomas P. Gallagher                          Sincerely,
Comapany NameMiami International Holdings, Inc.
                                                               Division of
Corporation Finance
January 17, 2023 Page 5                                        Office of Crypto
Assets
FirstName LastName